

Mail Stop 3561

June 30, 2017

Nicola Cotugno
Chief Executive Officer
Enel Chile S.A.
Santa Rosa 76, Piso 15
Santiago, Chile

> **Re:** **Enel Chile S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 1-37723**
>
> **Enel Generación Chile S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 1-13240**

Dear Mr. Cotugno:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Enel Chile S.A. Form 20-F for the Fiscal Year Ended December 31, 2016

Note 24.5 Other Reserves, page F-78

1. We note that the spin-off transaction triggered an obligation to pay taxes in Peru of approximately Ch$116 billion which it appears you recorded within equity. If our understanding of your accounting is not correct, please provide the accounting entries to record the tax obligation. If correct, please tell us the authoritative IFRS guidance that requires this tax obligation to be recorded as a charge to equity as opposed to net income. In any event, please tell us whether any future tax benefit will occur as a result of the required

recognition of the capital gain and how such tax benefit will be reflected in future financial statements. Please be detailed in your response.

<u>Enel Generación Chile S.A. Form 20-F for the Fiscal Year Ended December 31, 2016</u>

2. Please apply the preceding comment to the Form 20-F of Enel Generación Chile S.A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products